Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 8 DATED MAY 27, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 15, 2015, as supplemented by supplement no. 1 dated as of December 11, 2014, supplement no. 2 dated April 15, 2015, supplement no. 3 dated April 15, 2015, supplement no. 4 dated April 27, 2015, supplement no. 5 dated May 5, 2015, supplement no. 6 dated May 15, 2015 and supplement no. 7 dated May 21, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the the probable acquisition of a mixed-use office/retail property containing 372,201 rentable square feet of office space and 110,918 rentable square feet of retail space located on approximately 17.1 acres of land in Kansas City, Kansas.
Probable Real Estate Acquisition
Park Place Village
On May 22, 2015, we, through an indirect wholly owned subsidiary, entered into a purchase agreement to acquire a mixed-use office/retail property containing 372,201 rentable square feet of office space and 110,918 rentable square feet of retail space located on approximately 17.1 acres of land in the Kansas City submarket of Leawood, Kansas (“Park Place Village”). The seller is not affiliated with us or our advisor. The contractual purchase price of Park Place Village is approximately $126.5 million plus closing costs. We intend to fund the purchase of Park Place Village with proceeds from the existing Portfolio Loan referenced in supplement no. 3 to the prospectus and proceeds from this offering. We are currently negotiating the modified terms of the Portfolio Loan. Pursuant to the purchase agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $5.0 million of earnest money.
Park Place Village consists of 10 separate buildings that were built in various stages starting in 2007.  As of May 1, 2015, Park Place Village was 95% leased to 55 tenants with a weighted-average remaining lease term of 7.0 years.
We believe that Park Place Village is suitable for its intended purpose and will be adequately insured at acquisition. If we acquire Park Place Village, we do not intend to make significant renovations or improvements to the property.

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